SEC 1745 (6-01)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    3)*

EPIX Medical, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

26881Q101

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26881Q101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Accel IV L.P. (“A4”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
12,213 shares, except that Accel IV Associates L.P. (“A4A”), the general partner of A4, may be deemed to have sole power to vote these shares, and Swartz Family Partnership L.P. (“SFP”), James W. Breyer (“Breyer”), Luke B. Evnin (“Evnin”), Eugene D. Hill, III (“Hill”), Paul H. Klingenstein (“Klingenstein”), Arthur C. Patterson (“Patterson”), G. Carter Sednaoui (“Sednaoui”) and James R. Swartz (“Swartz”), the general partners of A4A, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
12,213 shares, except that A4A, the general partner of A4, may be deemed to have sole power to dispose of these shares, and SFP, Breyer, Evnin, Hill, Klingenstein, Patterson, Sednaoui and Swartz, the general partners of A4A, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,213

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 26881Q101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Accel IV Associates L.P. (“A4A”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
12,213 shares, all of which are directly owned by A4.  A4A, the general partner of A4, may be deemed to have sole power to vote these shares, and SFP, Breyer, Evnin, Hill, Klingenstein, Patterson, Sednaoui  and Swartz, the general partners of A4A, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
12,213 shares, all of which are directly owned by A4.  A4A, the general partner of A4, may be deemed to have sole power to dispose of these shares, and SFP, Breyer, Evnin, Hill, Klingenstein, Patterson, Sednaoui and Swartz, the general partners of A4A, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,213

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 26881Q101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Accel Keiretsu L.P. (“AK”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
253 shares, except that Accel Partners & Co. Inc. (“AP&C”), the general partner of AK, may be deemed to have sole power to vote these shares, and Breyer, Patterson, Sednaoui and Swartz, the officers of AP&C, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
253 shares, except that AP&C, the general partner of AK, may be deemed to have sole power to dispose of these shares, and Breyer, Patterson, Sednaoui and Swartz, the officers of AP&C, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 253

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 26881Q101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Accel Partners & Co. Inc. (“AP&C”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
586 shares, 253 of which are directly owned by AK.  AP&C, the general partner of AK, may be deemed to have sole power to vote these shares, and Breyer, Patterson, Sednaoui and Swartz, the officers of AP&C, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
586 shares, 253 of which are directly owned by AK.  AP&C, the general partner of AK, may be deemed to have sole power to dispose of these shares, and Breyer, Patterson, Sednaoui and Swartz, the officers of AP&C, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 586

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 26881Q101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Accel Investors ‘93 L.P. (“AI93”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 493 shares, except that Breyer, Evnin, Klingenstein, Patterson, Sednaoui and Swartz, the general partners of AI93, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

	7.	Sole Dispositive Power 493 shares, except that Breyer, Evnin, Klingenstein, Patterson, Sednaoui and Swartz, the general partners of AI93, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 493

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 26881Q101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Swartz Family Partnership L.P. (“SFP”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 30,241 shares. Swartz is the general partner of SFP and may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power 12,213 shares, all of which are directly owned by A4. SFP is a general partner of A4A, the general partner of A4, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 30,241 shares. Swartz is the general partner of SFP and may be deemed to have sole power to dispose of these shares.

8.

Shared Dispositive Power
12,213 shares, all of which are directly owned by A4.  SFP is a general partner of A4A, the general partner of A4, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,454

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.3%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 26881Q101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ACP Family Partnership L.P. (“ACPFP”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 300,000 shares. Patterson is the general partner of ACPFP and may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power 0 shares.

	7.	Sole Dispositive Power 300,000 shares. Patterson is the general partner of ACPFP and may be deemed to have sole power to dispose of these shares.

	8.	Shared Dispositive Power 0 shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 300,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 26881Q101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ellmore C. Patterson Partners (“ECPP”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 34,897 shares. Patterson is the general partner of ECPP and may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power 0 shares.

	7.	Sole Dispositive Power 34,897 shares. Patterson is the general partner of ECPP and may be deemed to have sole power to dispose of these shares.

	8.	Shared Dispositive Power 0 shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,897

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 26881Q101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James W. Breyer (“Breyer”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 31,232 shares

6.

Shared Voting Power
13,292 shares, of which 12,213 are directly owned by A4, 253 are directly owned by AK, 493 are directly owned by AI93 and 333 are directly owned by AP&C.  Breyer is a general partner of A4A, the general partner of A4, an officer of AP&C, the general partner of AK and a general partner of AI93 and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 31,232 shares

8.

Shared Dispositive Power
13,292 shares, of which 12,213 are directly owned by A4, 253 are directly owned by AK, 493 are directly owned by AI93 and 333 are directly owned by AP&C.  Breyer is a general partner of A4A, the general partner of A4, an officer of AP&C, the general partner of AK and a general partner of AI93 and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,524

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.3%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 26881Q101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Luke B. Evnin (“Evnin”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 37,896 shares, of which 5,332 are shares issuable upon the exercise of options held by Evnin exercisable within 60 days of December 31, 2001.

6.

Shared Voting Power
12,706 shares, of which 12,213 are directly owned by A4 and 493 are directly owned by AI93.  Evnin is a general partner of A4A, the general partner of A4 and a general partner of AI93 and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 37,896 shares, of which 5,332 are shares issuable upon the exercise of options held by Evnin exercisable within 60 days of December 31, 2001.

8.

Shared Dispositive Power
12,706 shares, of which 12,213 are directly owned by A4 and 493 are directly owned by AI93.  Evnin is a general partner of A4A, the general partner of A4 and a general partner of AI93 and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,602

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.4%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 26881Q101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Eugene D. Hill, III (“Hill”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,581 shares

	6.	Shared Voting Power 12,213 shares, all of which are directly owned by A4. Hill is a general partner of A4A, the general partner of A4, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 4,581 shares

8.

Shared Dispositive Power
12,213 shares, all of which are directly owned by A4.  Hill is a general partner of A4A, the general partner of A4, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,794

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 26881Q101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Paul H. Klingenstein (“Klingenstein”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 32,944 shares

6.

Shared Voting Power
12,706 shares, of which 12,213 are directly owned by A4 and 493 are directly owned by AI93.  Klingenstein is a general partner of A4A, the general partner of A4, and a general partner of AI93 and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 32,944 shares

8.

Shared Dispositive Power
12,706 shares, of which 12,213 are directly owned by A4 and 493 are directly owned by AI93.  Klingenstein is a general partner of A4A, the general partner of A4, and a general partner of AI93 and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,650

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.3%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 26881Q101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Arthur C. Patterson (“Patterson”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
364,897 shares, of which 34,897 shares are directly owned by ECPP and 300,000 are directly owned by ACPFP.  Patterson is the general partner of ECPP and ACPFP and may be deemed to have sole power to vote these shares.

6.

Shared Voting Power
13,292 shares, of which 12,213 are directly owned by A4, 253 are directly owned by AK, 493 are directly owned by AI93 and 333 are directly owned by AP&C.  Patterson is a general partner of A4A, the general partner of A4, an officer of AP&C, the general partner of AK and a general partner of AI93 and may be deemed to have shared power to vote these shares.

7.

Sole Dispositive Power
364,897 shares, of which 34,897 shares are directly owned by ECPP and 300,000 are directly owned by ACPFP.  Patterson is the general partner of ECPP and ACPFP and may be deemed to have sole power to dispose of these shares.

8.

Shared Dispositive Power
13,292 shares, of which 12,213 are directly owned by A4, 253 are directly owned by AK, 493 are directly owned by AI93 and 333 are directly owned by AP&C.  Patterson is a general partner of A4A, the general partner of A4, an officer of AP&C, the general partner of AK and a general partner of AI93 and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 378,189

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.7%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 26881Q101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) G. Carter Sednaoui (“Sednaoui”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

6.

Shared Voting Power
13,292 shares, of which 12,213 are directly owned by A4, 253 are directly owned by AK, 493 are directly owned by AI93 and 333 are directly owned by AP&C.  Sednaoui is a general partner of A4A, the general partner of A4, an officer of AP&C, the general partner of AK and a general partner of AI93 and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares

8.

Shared Dispositive Power
13,292 shares, of which 12,213 are directly owned by A4, 253 are directly owned by AK, 493 are directly owned by AI93 and 333 are directly owned by AP&C.  Sednaoui is a general partner of A4A, the general partner of A4, an officer of AP&C, the general partner of AK and a general partner of AI93 and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,292

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 26881Q101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James R. Swartz (“Swartz”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 95,351 shares, 30,241 of which are directly owned by SFP. Swartz is the general partner of SFP and may be deemed to have sole power to vote these shares.

6.

Shared Voting Power
13,292 shares, of which 12,213 are directly owned by A4, 253 are directly owned by AK, 493 are directly owned by AI93 and 333 are directly owned by AP&C.  Swartz is a general partner of A4A, the general partner of A4, an officer of AP&C, the general partner of AK and a general partner of AI93 and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 95,351 shares, 30,241 of which are directly owned by SFP. Swartz is the general partner of SFP and may be deemed to have sole power to dispose of these shares.

8.

Shared Dispositive Power
13,292 shares, of which 12,213 are directly owned by A4, 253 are directly owned by AK, 493 are directly owned by AI93 and 333 are directly owned by AP&C.  Swartz is a general partner of A4A, the general partner of A4, an officer of AP&C, the general partner of AK and a general partner of AI93 and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 108,643

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.8%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer EPIX Medical, Inc.
	(b)	Address of Issuer's Principal Executive Offices 71 Rogers Street Cambridge, MA 02142

Item 2.
(a)

Name of Person Filing
This Statement is filed by Accel IV L.P., a Delaware limited partnership (“A4”), Accel IV Associates L.P., a Delaware limited partnership and the general partner of A4 (“A4A”), Accel Keiretsu L.P., a Delaware limited partnership (“AK”), Accel Partners & Co. Inc., a Delaware corporation and the general partner of AK (“AP&C”), Accel Investors ‘93 L.P., a Delaware limited partnership (“AI93”), ACP Family Partnership L.P. (“ACPFP”), a California limited partnership, Ellmore C. Patterson Partners (“ECPP”), a Delaware limited partnership, Swartz Family Partnership L.P. (“SFP”), a Delaware limited partnership and a general partner of A4A, James W. Breyer (“Breyer”), a general partner of A4A and AI93, and an officer of AP&C, Luke B. Evnin (“Evnin”), a general partner of A4A and AI93, Eugene D. Hill, III (“Hill”), a general partner of A4A, Paul H. Klingenstein (“Klingenstein”), a general partner of A4A and AI93, Arthur C. Patterson (“Patterson”), a general partner of A4A, ACPFP, ECPP and AI93 and an officer of AP&C, G. Carter Sednaoui (“Sednaoui”), a general partner of A4A and AI93, and an officer of AP&C, and James R. Swartz (“Swartz”), a general partner of A4A, SFP and AI93 and an officer of AP&C.  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

A4A, the general partner of A4, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by A4.  AP&C, the general partner of AK, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by AK.  SFP, Breyer, Evnin, Hill, Klingenstein, Patterson, Sednaoui and Swartz are general partners of A4A and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by A4.  Breyer, Patterson, Sednaoui and Swartz are officers of AP&C and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by AK.  Breyer, Evnin, Klingenstein, Patterson, Sednaoui and Swartz are general partners of AI93 and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by AI93.

	(b)	Address of Principal Business Office or, if none, Residence The address for each of the Reporting Persons is: Accel Partners 428 University Ave. Palo Alto, California 94301
(c)

Citizenship
A4, A4A, AK, AI93, ECPP and SFP are Delaware limited partnerships.  ACPFP is a California limited partnership.  AP&C is a Delaware corporation.  Breyer, Evnin, Hill, Klingenstein, Patterson, Sednaoui and Swartz  are United States citizens.

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number CUSIP # 26881Q101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b) Percent of class: See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
This amended statement is being filed to report the fact that each Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock of EPIX Medical, Inc.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Please see Item 5.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2002

Entities:	Accel IV L.P.
Accel IV Associates L.P.
Accel Keiretsu L.P.
Accel Investors ‘93 L.P.
Accel Partners & Co. Inc.
ACP Family Partnership L.P.
Ellmore C. Patterson Partners
	Swartz Family Partnership L.P.	By:	/s/ Alan K. Austin
Alan K. Austin,
Attorney-in-fact for the
above-listed entities

Individuals:	James W. Breyer
Luke. B. Evnin
Eugene D. Hill, III
Paul H. Klingenstein
Arthur C. Patterson
G. Carter Sednaoui
	James R. Swartz	By:	/s/ Alan K. Austin
Alan K. Austin,
Attorney-in-fact for the
above-listed individuals

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit A: Agreement of Joint Filing	21

Exhibit B: Reference to Alan K. Austin as Attorney-in-Fact	22

EXHIBIT A

Agreement of Joint Filing

The Reporting Persons have agreed that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of EPIX Medical, Inc. shall be filed on behalf of each of the Reporting Persons.  Note that a copy of the applicable Agreement of Joint Filing is already on file with the appropriate agencies.

EXHIBIT B

Reference to Alan K. Austin as Attorney-in-Fact

Alan K. Austin has signed the enclosed documents as Attorney-In-Fact.  Note that a copy of the applicable Power of Attorney is already on file with the appropriate agencies.